UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30609 / July 23, 2013

In the Matter of	:
	:
INVESCO ADVISERS, INC.	:
CHANCELLOR EMPLOYEES' DIRECT FUND I, L.P.	:
CHANCELLOR EMPLOYEES' PARTNERSHIP FUND I, L.P	:
INVESCO ESC REAL ESTATE FUND I, L.P.	:
INVESCO ESC REAL ESTATE FUND II, L.P.	:
WLR IV PARALLEL ESC, L.P.	:
INVESCO EMPLOYEES' PARTNERSHIP FUND II, L.P.	:
INVESCO EMPLOYEES' DIRECT FUND V, L.P.	:
INVESCO EMPLOYEES' PARTNERSHIP FUND III, L.P.	:
INVESCO EMPLOYEES' PARTNERSHIP FUND IV, L.P.	:
IPC EMPLOYEES PARTNERSHIP FUND III, L.L.C.	:
IPC EMPLOYEES' DIRECT FUND V, L.L.C.	:
INVESCO ESC PARTNERSHIP FUND II, L.L.C.	:
INVESCO LTD	:
	:
1555 Peachtree Street, NE	:
Atlanta, GA 30309	:
	:
(813-180-09)	:
	:

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

Invesco Advisers, Inc., Chancellor Employees' Direct Fund I, L.P., Chancellor Employees' Partnership Fund I, L.P., INVESCO ESC Real Estate Fund I, L.P., INVESCO ESC Real Estate Fund II, L.P., WLR IV Parallel ESC, L.P., INVESCO Employees' Partnership Fund II, L.P., INVESCO Employees' Direct Fund V, L.P., INVESCO Employees' Partnership Fund III, L.P., INVESCO Employees' Partnership Fund IV, L.P., IPC Employees Partnership Fund III, L.L.C., IPC Employees' Direct Fund V, L.L.C., INVESCO ESC Partnership Fund II, L.L.C., and Invesco Ltd. filed an application on December 11, 1997, and amended on March 17, 1998, July 16, 1998, January 6, 1999, June 1, 1999, January 7, 2004, July 22, 2011, August 8, 2012, June 24, 2013, and June 25, 2013, requesting an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30 and 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations"). With respect to sections 17(a), (d), (e), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations, and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

On June 26, 2013, a notice of filing of the application was issued (Investment Company Act Release No. 30581). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by Invesco Advisers, Inc., et al. (File No. 813-180-09), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary